July 27, 2018

Bin Yu
Chief Executive Officer
LingoChamp Inc.
3/F, Building B, No. 1687 Changyang Road, Yangpu District
Shanghai, 200090
People's Republic of China

       Re: LingoChamp Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form F-1
           Submitted July 19, 2018
           CIK No. 0001742056

Dear Ms. Yu:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

DRS Form S-1 Amendment No. 1 Filed July 19, 2018

Risk Factors
PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency..., page 39

1. We note your response to our prior comment 2 and your revisions throughout your registration statement. Please further revise your disclosures here and on page 56 to state the approximate amount you currently may loan or contribute to your subsidiaries.
 Bin Yu
LingoChamp Inc.
July 27, 2018
Page 2
Notes to the Consolidated Financial Statements
2. Principle Accounting Policies
(m) Revenue recognition, page F-17

2. Tell us how you assessed the probability that you will collect substantially all of the consideration to which you are entitled, in light of the "full recourse" nature of your arrangements with financing companies upon default of your customers. Refer to ASC
         606-10-25-1(e).
3. With respect to prepaid multiple course packages, please disclose your policy for developing a reasonable estimate of breakage for unconsumed courses. Also, please tell us if you consider in your estimate circumstances where the Company has been paid in full for a multiple course package but the customer has not paid the financial institution in full.


4. Consistent with your response to comment 8, please further disclose here and on page 78 the details regarding your policy for estimating a refund rate that enables you to reliably conclude it is probable a significant revenue reversal will not occur. That is, we note it is the Company's policy to review and supervise the refund rate on a periodic basis. By adjusting the difficulty level of the exams in the packages, the Company is able to maintain a stable refund rate, which constitutes a reasonable and reliable basis for the
         Company to estimate and calculate the amount of the refund for packages sold. Refer to
         ASC 606-10-32-11.
        You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Robert
Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff
Attorney, at 202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other questions.

FirstName LastNameBin Yu
Comapany NameLingoChamp Inc.
                                                                Division of
Corporation Finance
July 27, 2018 Page 2                                            Office of
Telecommunications
FirstName LastName